SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549
______________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of January, 2011

Commission File Number: 000-21742

                        Subsea 7 S.A.
(Translation of registrant’s name into English)

200 Hammersmith Road
London, W6 7DL
                          England
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   __

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________

Attached herewith as Exhibit 99.1 is a press release, dated January 24, 2011, whereby Subsea 7 S.A. (the "Company”) confirmed today the award of a contract valued at approximately $160 million to SapuraAcergy Sdn Bhd from PTTEP Australasia (Ashmore Cartier) Pty Ltd ("PTTEPAA") for the development of the Montara Development Project located in the southern Timor Sea approximately 690km West of Darwin.

SapuraAcergy’s scope under the contract involves the engineering, procurement, load out, transportation and construction activities for the removal and disposal of the existing topside and the transportation and installation of new pipelines, risers, umbilicals, spools, manifolds, FPSO mooring systems and a new replacement topside, all of which to be undertaken at PTTEPAA’s Montara Development Project in water depths of approximately 80 metres.

Engineering and project preparations will commence immediately. Offshore installation is scheduled to be executed during 2011 using the Sapura 3000, SapuraAcergy’s state of the art dynamic positioning heavy lift and pipelay vessel.

This project will be accounted for in the share of results of associates and joint ventures line in the Subsea 7 S.A. accounts. For this reason, the value of this award will not appear in Subsea 7’s reported backlog and revenue.

The information set forth above shall be deemed to be incorporated by reference into the prospectuses forming a part of our Registration Statements on Form S-8 (No. 33-85168, No. 333-09292, No. 333-74321, No. 333-124983, No. 333-124997 and No. 333-166574) and our Registration Statements on Form F-3 and Form F-3/A (No. 333-86288) and to be a part of such prospectuses from the date of the filing thereof.  The attached press release shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, except as shall be expressly set forth by specific reference in such filing.

Certain statements set forth above and contained in the press release furnished pursuant to this Form 6-K may include “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements may be identified by the use of words like “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “forecast,” “project,” “will,” “should,” “seek,” and similar expressions.  These forward-looking statements include, but are not limited to, statements as to the estimated value of the awarded contract, the timing, scope, and location of our work thereunder and the accounting therefor.   The forward-looking statements reflect our current views and assumptions and are subject to risks and uncertainties.  The following factors, and others which are discussed in our public filings and submissions with the U.S. Securities and Exchange Commission, are among those that may cause actual and future results and trends to differ materially from our forward-looking statements: actions by regulatory authorities or other third parties; unanticipated costs and difficulties related to the integration of Acergy S.A. and Subsea 7 Inc. and our ability to achieve benefits therefrom; our ability to recover costs on significant projects; the general economic conditions and competition in the markets and businesses in which we operate; our relationship with significant clients; the outcome of legal and administrative proceedings or governmental enquiries; uncertainties inherent in operating internationally; the timely delivery of ships on order and the timely completion of ship conversion programs; the impact of laws and regulations; and operating hazards, including spills and environmental damage. Many of these factors are beyond our ability to control or predict. Given these factors, you should not place undue reliance on the forward-looking statements.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SUBSEA 7 S.A.

Date: January 24, 2011	By:	/s/ Simon Crowe
		Name:	Simon Crowe
		Title:	Chief Financial Officer